O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

July 20, 2012

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals
Preliminary Proxy Statement on Schedule 14A
Filed July 13, 2012 by The Mangrove Partners Fund, L.P., et al.
File No. 001-35285

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated July 18, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Mangrove Partners and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

General

1.
In light of the pending tender offer by the company, please update your disclosure to advise stockholders that shares that are tendered and accepted in the tender offer cannot be voted at the special meeting.

We acknowledge the Staff’s comment and have revised the Proxy Statement to advise stockholders that in light of the Company’s announcement on July 20, 2012 that is plans to distribute a definitive proxy statement after the completion of its pending tender offer, Shares that are tendered and accepted in such tender offer may not be voted at the Special Meeting.  See page 19 of the Proxy Statement.

2.	To the extent applicable, please revise your disclosure to provide a background discussion of any communications between Mangrove Partners and the company.

We acknowledge the Staff’s comment and have revised the Proxy Statement to include disclosure of the background of Mangrove Partners’ solicitation and communications between Mangrove Partners and the Company.  See page 5 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

Proposal No. 1, page 5

A Better Alternative Exists for Maximizing Shareholder Value, page 6

3.
We note your estimate of cash per share, cash burn and assets available for liquidation.  Please advise us as to whether you considered the effects of the company’s pending tender offer, particularly the reduction in cash of up to $23 million, on your estimates of cash per share and estimated liquidation value. Please further advise us as to whether or how the pending tender offer influenced your recommendation with respect to voting for the proposed Transaction. Consider including updated or additional disclosure in this regard.

We acknowledge the Staff’s comment.  On a supplemental basis we note that because the tender offer will result in both a reduction in cash and the number of shares outstanding, Mangrove Partners believes that the cash per share will be largely unaffected by the tender offer. If anything, Mangrove Partners believes the tender offer price to be below cash and that therefore the tender offer will be accretive to continuing shareholders.

4.
Please provide additional information to support your opinion that there has been a substantial change in Nabi’s investor base and that current stockholders’ main objective is to have Nabi’s substantial cash holdings efficiently returned to them.

We acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that it is Mangrove Partners’ belief that since the first Phase III NicVAX trial failure, there has likely been a substantial change in Nabi’s investor base.  See page 8 of the Proxy Statement.  Further, on a supplemental basis we note that since the filing of Mangrove Partners’ Schedule 13D, Mangrove Partners has had communications with a limited number of other shareholders of the Company, almost all of whom have expressed their desire to have the Company’s cash returned to them.

Mangrove Partners believes that there are efficient way to structure a wind-down outside of a formal Delaware liquidation, page 7

5.
Please revise your disclosure to clarify that the company’s proposed liquidation will not require shareholders to wait three years before receiving any liquidating dividend or distribution of assets in light of the company’s stated intent to pay an initial or interim liquidating distribution.

We acknowledge the Staff’s comment and have revised the disclosure in the Proxy Statement to clarify that the Company’s proposed liquidation will not require shareholders to wait three years before receiving any liquidating dividend or distribution of assets in light of the Company’s stated intent to pay an initial or interim liquidating distribution.  See page 9 of the Proxy Statement.

Certain Information Regarding Nabi and the Proposed Transaction, page 15

6.
You refer security holders to information that will be contained in the company’s proxy statement for the special meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you disseminate your proxy statement before distribution of the company’s proxy statement, you must provide the omitted information to security holders in your own proxy statement.  Please confirm your understanding in your response letter.

We acknowledge the Staff’s comment regarding the use of Rule 14a-5(c).  Mangrove Partners confirms its understanding that to the extent the Proxy Statement refers to information contained in the Company’s proxy statement, Mangrove Partners can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  Mangrove Partners intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

Solicitation of Proxies, page 19

7.
Please revise your disclosure to differentiate between the “Mangrove Partners,” as you have defined such term on page 1, that are conducting the solicitation and the “Group,” as you have defined such term under “Other Participant Information” on page 19.

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove the reference to the “Group” in the section “Other Participant Information.”  See page 21 of the Proxy Statement.

8.
You state on page 19 that proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements.  Please confirm your understanding that all written soliciting materials, including as scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).

Mangrove Partners confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Mangrove Partners intends to fully comply with the requirements of Rule 14a-6(b) and (c) in that respect.

9.	Please revise to fill in the blanks on page 19 regarding estimated aggregate expenses and expenses incurred to date.

We acknowledge the Staff’s comment and confirm that Mangrove Partners will provide the omitted information on page 21 of the Proxy Statement regarding estimated aggregate expenses and expenses incurred to date before the filing of its definitive Proxy Statement.

Form of Proxy

10.	Please mark your form of proxy “Preliminary Copy.” See Rule 14a-6(e)(1).

We acknowledge the Staff’s comment and have revised the form of proxy card accordingly.  Please see Proxy Card.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.  The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:	Nathaniel August
Ward Dietrich

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and additional soliciting materials on Schedule 14A, each filed by the undersigned on July 13, 2012, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL,
General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST